SUB-ITEM 77M: Mergers

On December 14, 2012, the Board of Trustees approved the reorganization of RidgeWorth Large Cap Core Growth Stock Fund (the “Target Fund”) into the RidgeWorth Large Cap Growth Stock Fund (the “Acquiring Fund”), a separate series of the Trust, effective March 1, 2013.  As a result of the reorganization, each shareholder of the A, C and I Shares of the Target Fund became a shareholder of the Acquiring Fund, and received corresponding A, C and I Shares of the Acquiring Fund in an amount equal in value to the shares of the Target Fund the shareholder had immediately before the reorganization.